February 7, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Sherry Haywood

Re:
Willamette Valley Vineyards, Inc.
Registration Statement on Form S-3
File No.: 333-236080
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Willamette Valley Vineyards, Inc., an Oregon corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement (as amended) be declared effective at 5:30 p.m., Eastern Time, on February 11, 2020, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

WILLAMETTE VALLEY VINEYARDS, INC.

/s/ James W. Bernau
James W. Bernau
President and Chief Executive Officer